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                                                                  Exhibit 3(ii)A



Amended Article II, Section 11, of the Bylaws of Northstar Health Services, Inc.


                      ARTICLE II. MEETINGS OF STOCKHOLDERS.

         Section 11. Stockholder Proposals. A stockholder may bring a matter before a meeting of stockholders, other than a nomination for the election of a candidate to the Board of Directors, only if (a) such business may otherwise properly be brought before the meeting, (b) such stockholder shall have given, and the Corporation shall have received at its principal executive office addressed to the Secretary, written notice of such matter not less than one hundred twenty days (120) calendar days prior to the first anniversary date of the mailing date of the Corporation's proxy solicitation materials for the previous year's annual meeting of stockholders, and (c) in the case of a special meeting of stockholders, such business is within the purpose or purposes specified in the notice of meeting and such stockholder shall have given, and the Corporation shall have received at its principal executive office addressed to the Secretary, written notice of such matter not less than one hundred twenty
(120) calendar days prior to the date of the special meeting.




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